Exhibit 99.1

IAMGOLD reports further positive diamond drilling results at the advanced Boto Gold Project, Senegal

TSX: IMG     NYSE: IAG

TORONTO, Oct. 20, 2014 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced additional drilling results from its 100% owned Boto Gold Project in eastern Senegal, West Africa.  The Company is reporting assay results from 36 diamond drill holes totaling over 9,200 metres completed year to date during the 2014 exploration program.

The assay results are provided below in Table 1 and include the following highlights:
(A drill hole plan map is attached to this news release.)

Malikoundi prospect:

•	Drillhole DBDD-2200: 64 metres grading 3.37 g/t gold, including 38 metres grading 5.85 g/t gold
•	Drillhole DBDD-2201: 37 metres grading 2.11 g/t gold
•	Drillhole DBDD-2202: 9 metres grading 6.38 g/t gold
•	Drillhole DBDD-2203: 16 metres grading 7.73 g/t gold
•	Drillhole DBDD-2207: 45 metres grading 2.62 g/t gold
•	Drillhole DBDD-2208: 50 metres grading 2.03 g/t gold

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The ongoing delineation drilling program continues to confirm the continuity of the defined resources, and importantly continues to expand limits of the Malikoundi deposit with drill intersections returning wide intervals of high grade mineralization at depth immediately below the previous resource pit shell. These intersections are expected to have a positive impact on the currently defined resources at Malikoundi.

BOTO PROJECT, SENEGAL

The Boto project comprises 236 square kilometres of exploration licenses located in eastern Senegal along the Senegal-Mali border. The geological setting of the project area is similar to the world class Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven kilometre strike length of the Senegal-Mali Shear Zone.

The project hosts an indicated resource of 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and an inferred resource of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces (see news release dated July 29, 2013). A significant percentage of the total resources are derived from the Malikoundi deposit which is the largest deposit discovered to date on the property.

A total of approximately 10,600 metres have been completed in 40 diamond drillholes subsequent to the previous news release on the Boto project dated April 09, 2014. The 2014 diamond drilling program continues to confirm continuity of mineralization within the current Malikoundi resource area and has also returned significant intersections from projected strike and depth extensions of known mineralized zones which are expected to expand the potential limits of the deposit.

These new results from the ongoing infill and expansion drilling program are associated with wide intervals of hydrothermal alteration and sulphide mineralization in Birimian metasedimentary host rocks.

Next Steps

The Company's approved 2014 exploration program for the Boto project includes 14,500 metres of diamond drilling targeting the potential strike and depth extensions of the Malikoundi deposit. Results will be incorporated in an updated resource model as part of an ongoing scoping study to examine a range of potential development options. The drilling program is expected to recommence as soon as practical after the end of the rainy season and is tracking on schedule.

Technical Information and Quality Control Notes

Boto Project, Senegal:

The Boto drilling results contained in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects. The sampling and geochemical analysis of drill core is monitored through the implementation of a quality assurance - quality control (QA-QC) program designed to follow industry best practice. Drill core (HQ and NQ size) samples are selected by the IAMGOLD geologists and sawn in half with a diamond saw at the project site. Half of the core is retained at the site for reference purposes. Sample intervals are generally one metre in length. Samples are prepared at the Veritas Preparation Laboratory in Kedougou, Senegal, and analyzed using a standard fire assay method with a 50 gram charge and an Atomic Absorption finish at the Veritas Analytical Laboratory in Abidjan, Côte d'Ivoire.

Qualified Persons

The information in this release was prepared under the supervision of Craig MacDougall, P.Geo., Senior Vice President, Exploration for IAMGOLD. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Notes to Investors Regarding the Use of Resources

Cautionary Note to Investors Concerning Estimates of Indicated and Inferred Resources
This news release uses the term "indicated resources". We advise investors that while that term is recognized and required by Canadian regulations, the United States Securities and Exchange Commission (the "SEC") does not recognize it. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

This news release also uses the term "inferred resources". We advise investors that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Cautionary Note to U.S. Investors

The SEC limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this news release, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

The Canadian Securities Administrators' National Instrument 43-101 ("NI 43-101") requires mining companies to disclose reserves and resources using the subcategories of "proven" reserves, "probable" reserves, "measured" resources, "indicated" resources and "inferred" resources. Mineral resources that are not mineral reserves do not demonstrate economic viability.

A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allows for losses that may occur when the material is mined. A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study.

A mineral resource is a concentration or occurrence of natural, solid, inorganic material, or natural, solid fossilized organic material, including base and precious metals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge. A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity. An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed. An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. Mineral resources which are not mineral reserves do not have demonstrated economic viability. Investors are cautioned not to assume that part or all of an inferred resource exists, or is economically or legally mineable.

Forward Looking Statement

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and failure to establish estimated mineral resources, the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and other risks disclosed in IAMGOLD's most recent Form 40-F/Annual Information Form on file with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a mid-tier mining company with five operating gold mines (including current joint ventures) on three continents. A solid base of strategic assets in Canada, South America and Africa is complemented by development and exploration projects and continued assessment of accretive acquisition opportunities.  IAMGOLD is in a strong financial position with extensive management and operational expertise.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le http://www.iamgold.com/French/Home/default.aspx.

Table 1: Boto Project Diamond Drilling Results
Hole#	UTM (WGS84_Zone29N)			Azimuth	Dip	Hole Depth	From	To	Length	Grade
	Easting	Northing	Elevation	(degrees)		(m)	(m)	(m)	(m)	(g/t Au)
DBDD-2178	241776	1379987	166	115	-60	350	244	255	11	1.08
DBDD-2180	241866	1379944	164	115	-60	250	49	51	2	8.81
							139	141	2	5.40
DBDD-2181	241911	1379922	164	115	-60	200	98	121	23	0.97
DBDD-2186	241909	1380035	162	115	-60	151	106	120	14	0.64
DBDD-2187	241954	1380014	161	115	-60	106	59	71	12	0.69
DBDD-2190	241899	1380371	162	115	-60	162	136	140	4	6.74
DBDD-2192	241848	1380615	134	115	-60	217	196	202	6	1.79
DBDD-2198	241200	1380600	166	90	-60	350	196	198	2	4.97
DBDD-2200	241684	1379289	163	115	-60	350	273	337	64	3.37
including							280	318	38	5.85
including							282	285	3	14.33
including							301	308	7	16.15
DBDD-2201	241729	1379268	164	115	-60	375	239	241	2	1.33
							256	282	26	0.81
							334	371	37	2.11
DBDD-2202	241681	1379401	165	115	-60	375	287	308	21	1.58
							320	329	9	6.38
including							326	329	3	13.74
							357	371	14	0.81
DBDD-2203	241726	1379380	165	115	-60	375	243	252	9	1.61
							269	285	16	7.73
							324	334	10	0.97
DBDD-2204	241771	1379358	165	115	-60	350	187	196	9	2.53
							213	232	19	2.74
							318	350	32	1.67
DBDD-2205	241864	1379467	165	115	-60	255	40	45	5	3.16
							54	62	8	3.57
							73	75	2	1.83
							101	104	3	1.32
							147	155	8	1.34
DBDD-2206	241678	1379513	165	115	-60	350	280	303	23	0.83
							311	314	3	1.46
							322	330	8	2.66
DBDD-2207	241723	1379492	165	115	-60	325	249	294	45	2.62
DBDD-2208	241768	1379470	165	115	-60	300	217	267	50	2.03
DBDD-2209	241835	1379693	165	115	-60	250	70	81	11	3.14
DBDD-2210	242350	1379600	165	90	-60	350	149	151	2	2.28
							189	191	2	1.20
DBDD-2214	241880	1379671	165	115	-60	225	179	181	2	1.03
•	Diamond drillholes DBDD-2206, DBDD-2207 and DBDD-2208 are only partially sampled.
•	Assay results for DBDD-2211, DBDD-2212, DBDD-2213 and DBDD-2215 are pending.
•	Drill hole intercepts are calculated using a minimum downhole length of 2 meters, a cut-off grade of 0.5 g/t gold, a global assay cap of 25 g/t gold and may include up to 5 metres of internal dilution.
•	Higher grade sub-intervals are reported for intervals equal to or exceeding an 8.0 g/t gold cut-off grade and are calculated using the same parameters as described above.
•	The true widths of intersections are unknown at this time, but are interpreted to approximate the reported downhole lengths.
•	For brevity, only downhole lengths exceeding 10m are reported for drillhole intercepts grading less than 1.0 g/t gold.
•	Diamond drillholes DBDD-2179, DBDD-2182, DBDD-2183, DBDD-2184, DBDD-2185, DBDD-2188, DBDD-2189, DBDD-2191, DBDD-2193, DBDD-2194, DBDD-2195, DBDD-2196, DBDD-2196A, DBDD-2197, DBDD-2199 and DBDD-2216 returned no significant assay result.

SOURCE IAMGOLD Corporation

PDF available at: http://stream1.newswire.ca/media/2014/10/20/20141020_C2782_PDF_EN_6867.pdf

%CIK: 0001203464

For further information: Bob Tait, VP Investor Relations, IAMGOLD Corporation, Tel: (416) 360-4743, Mobile: (647) 403-5520; Laura Young, Director Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4952, Mobile: (416) 670-3815; Penelope Talbot-Kelly, Analyst Investor Relations, IAMGOLD Corporation, Tel: (416) 933-4738, Mobile (647) 280-0519; Toll-free: 1-888-464-9999 info@iamgold.com

CO: IAMGOLD Corporation

CNW 08:00e 20-OCT-14